UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact Name of the Registrant as Specified in its Charter)

America Mobile
(Translation of Registrant’s name into English)
Lago Zurich 245
Plaza Carso / Edificio Telcel, Piso 16
Colonia Ampliación Granada, Alcaldía Miguel Hidalgo
11529, Mexico City
Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This Report on Form 6‑K shall be deemed incorporated by reference into the Registrant’s
Registration Statement on Form F‑3ASR (File No. 333‑ 287731).

Mexico City - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX, AMOV], announced today its financial and operating results for the second quarter of 2025

•
We added 2.9 million postpaid clients in the second quarter. Brazil contributed 1.4 million new contract clients, followed by Colombia with 199 thousand and Mexico with 102 thousand. Over the last twelve months to June we gained 8.7 million postpaid clients. Our prepaid platform registered 1.1 million net disconnections in the period mostly from Brazil, Chile and a clean-up in Honduras. However, Colombia added 229 thousand prepaid subscribers, Argentina 251 thousand and Mexico 83 thousand. In total we disconnected 3.0 million prepaid subs in the last twelve months.

•	In the fixed-line segment we connected 462 thousand new broadband accesses, with Mexico adding 231 thousand, followed by Brazil with 66 thousand and Central America with 51 thousand.

•	Second quarter revenue rose 13.8% year-on-year to 234 billion pesos. Service revenue was up 13.4% year-on-year in Mexican peso terms and 7.3% at constant exchange rates.

•
Mobile service revenue growth accelerated to a 7.0% pace at constant exchange rates from 5.7% the prior quarter on the back of stronger postpaid revenue growth: 9.5%. Prepaid revenue growth recovered to 3.1% from 0.9% the precedent quarter.

•	On the fixed-line platform corporate networks revenue was up 15.0% and PayTV revenue 10.1%, representing their best performance in several quarters, with broadband revenue growing 8.2%.

•	EBITDA came in at 92.4 billion pesos; it was up 11.2% year-on-year in Mexican peso terms and 5.1% at constant exchange rates.

•
Our operating profit stood at 47 billion pesos, a 4.0% increase from the year-earlier quarter. Our integral financial costs were down significantly on account of having registered 11 billion pesos in foreign exchange gains. This helped us post a net profit of 22.3 billion pesos in the quarter. Our net profit was equivalent to 37 peso cents per share and 38 dollar cents per ADR.

•
In the first half of the year our operating cash flow allowed us to cover 54.9 billion pesos in capital expenditures, 8.7 billion pesos in share buybacks and 2.7 billion pesos in labor obligations. It also allowed for a reduction of 7.3 billion pesos in our net debt.

•	At the end of June, our net debt—excluding leases—stood at 472 billion pesos. It was equivalent to a net debt-to-EBITDAaL ratio of 1.56 times.
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América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

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Central
America
and The
Caribbean

Austria and
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Europe

We will host our conference call to discuss 2Q25 financial and operating results on July 23 at 9:00 am Mexico City time. To access the call please log on to www.americamovil.com/investors

América Móvil Fundamentals
	2Q25	2Q24
Earnings per Share (Mex$) (1)	0.37	-0.02
Earning per ADR (US$) (2)	0.38	-0.02
EBITDA per Share (Mex$) (3)	1.52	1.34
EBITDA per ADR (US$)	1.56	1.56
Net Income (millions of Mex$)	22,282	-1,093
Average Shares Outstanding (billion)	60.6	61.9
Shares Outstanding End of Period (billion)	60.4	61.7
(1) Net Income / Average Shares Outstanding (2) 20 shares per ADR (3) EBITDA / Average Shares Outstanding

América Móvil’s Subsidiaries as of June 2025
Country	Brand	Main Activity	Equity
Mexico	Telcel	wireless	100.0%
	Telmex	wireline	100.0%
Argentina	Claro	wireless/wireline	100.0%
Austria	A1	wireless/wireline	60.8%
	EuroTeleSites	towers	57.0%
Brazil	Claro	wireless/wireline	99.6%
Chile	Claro	wireless/wireline	97.0%
Colombia	Claro	wireless/wireline	99.4%
Costa Rica	Claro	wireless/wireline	100.0%
The Dominican Republic	Claro	wireless/wireline	100.0%
Ecuador	Claro	wireless/wireline	100.0%
El Salvador	Claro	wireless/wireline	97.7%
Guatemala	Claro	wireless/wireline	99.3%
Honduras	Claro	wireless/wireline	100.0%
Nicaragua	Claro	wireless/wireline	99.6%
Paraguay	Claro	wireless/wireline	100.0%
Peru	Claro	wireless/wireline	100.0%
Puerto Rico	Claro	wireless/wireline	100.0%
Uruguay	Claro	wireless	100.0%
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Móvil
Consolidated

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and The
Caribbean

Austria and
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Appendix

Glossary

Note

The reported figures for Argentina corresponding to the second quarter of 2025 are presented in accordance with IAS29 reflecting the effects of inflationary accounting as the Argentinean economy is deemed to be hyperinflationary. All comparisons at constant exchange rates for América Móvil’s consolidated figures will exclude Argentina to ensure consistency.

Relevant Events

Shareholders meeting
At our shareholders meeting in May we received approval for the following: 1) the allocation of an additional MXN 10 billion to our share buyback program, and 2) the payment of an ordinary dividend of MXN 0.52 per share, to be distributed in two installments: one on July 14th, which has been already payed) and the other on November 10th.

USD 500M bond and MxP 15.5Bn Global Peso-Denominated Notes
On June 30th we issued a USD 500 million bond maturing in January 2033 with a 5% coupon. The yield on the bond represented the tightest spread ever over U.S. Treasuries—85 basis points— not only by AMX itself but by any LATAM corporate, financial or quasi-sovereign across three-or- more year tenors.

On July 8th we executed multiple reopenings of our Global Peso-Denominated Notes Program which will help develop a more liquid market for our bonds. The reopening of the AMX29, AMX31, and AMX34 notes reached an aggregate amount of MXN 15.5 billion. Notes outstanding under our Global Peso Program now total 70 billion pesos.
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Consolidated

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Appendix

Glossary

Access Lines

2.9M postpaid net adds
We added 2.9 million postpaid clients with Brazil contributing 1.4 million, followed by Colombia with 199 thousand and Mexico with 102 thousand.

On the prepaid platform we recorded net disconnections of 1.1 million, primarily from Brazil, Chile, and Central America, due to a subscriber clean-up in Honduras. However, Colombia added 229 thousand prepaid subscribers, Argentina 251 thousand, and Mexico 83 thousand. Altogether we gained 1.7 million wireless subscribers in the quarter.

462k new broadband accesses
In the fixed-line segment we gained 462 thousand broadband accesses, including 231 thousand in Mexico, 66 thousand in Brazil, and 51 thousand in Central America. Meanwhile, voice lines and PayTV units declined by 164 thousand and 61 thousand, respectively, during the quarter.

At the end of June we had 404 million accesses of which 137 million were postpaid clients and 78 million fixed-line RGUs.

Year-over-year our postpaid base increased 6.8% and fixed broadband accesses 4.5%.

Wireless subscribers as of June 2025
Total(1) (Thousands)
Country	Jun ’25	Mar ’25	Var.%	Jun ’24	Var.%
Austria and Eastern Europe(2)	28,306	27,588	2.6%	25,949	9.1%
Brazil	88,412	87,587	0.9%	88,328	0.1%
Central America	16,952	17,386	-2.5%	16,786	1.0%
Caribbean	7,955	8,000	-0.6%	7,743	2.7%
Colombia	41,677	41,250	1.0%	40,187	3.7%
Peru	12,793	12,749	0.3%	12,662	1.0%
Ecuador	9,996	9,949	0.5%	9,610	4.0%
Mexico	84,110	83,925	0.2%	84,199	-0.1%
Southern Cone(3)	35,455	35,486	-0.1%	34,015	4.2%
Total Wireless Lines	325,656	323,920	0.5%	319,480	1.9%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.
(2) Includes A1 Digital M2M subscribers.
(3) Includes Argentina, Chile, Paraguay and Uruguay.

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Móvil
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Appendix

Glossary

Fixed-Line and Other Accesses (RGUs) as of June 2025
Total(1) (Thousands)
Country	Jun ’25	Mar ’25	Var.%	Jun ’24	Var.%
Austria and Eastern Europe	6,395	6,379	0.3%	6,283	1.8%
Brazil	22,032	22,265	-1.0%	22,697	-2.9%
Central America	5,417	5,310	2.0%	5,027	7.8%
Caribbean	2,878	2,861	0.6%	2,827	1.8%
Colombia	9,634	9,625	0.1%	9,521	1.2%
Ecuador	672	620	8.4%	560	20.0%
Mexico	22,327	22,090	1.1%	21,724	2.8%
Peru	1,952	1,953	-0.1%	1,904	2.5%
Southern Cone(2)	7,150	7,117	0.5%	6,983	2.4%
Total RGUs	78,457	78,220	0.3%	77,526	1.2%

(1) Includes total accesses of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. Includes fixed-line, broadband and television (Cable & DTH) accesses.
(2) Includes Argentina, Chile, Paraguay and Uruguay.

Broadband accesses as of June 2025
Total(1) (Thousands)
Country	Jun ’25	Mar ’25	Var.%	Jun ’24	Var.%
Austria and Eastern Europe	2,833	2,816	0.6%	2,761	2.6%
Brazil	10,444	10,378	0.6%	10,145	2.9%
Central America	1,788	1,737	2.9%	1,603	11.6%
Caribbean	1,117	1,102	1.4%	1,073	4.2%
Colombia	3,467	3,447	0.6%	3,406	1.8%
Ecuador	382	362	5.6%	333	14.6%
Mexico	11,605	11,374	2.0%	10,962	5.9%
Peru	1,089	1,076	1.2%	1,027	6.0%
Southern Cone(2)	3,196	3,169	0.9%	3,073	4.0%
Total Broadband Accesses	35,921	35,460	1.3%	34,383	4.5%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.
(2) Includes Argentina, Chile, Paraguay and Uruguay.

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Appendix

Glossary

América Móvil Consolidated Results

The second quarter was characterized by significant uncertainty associated with the tariffs the U.S. government seeks to impose on merchandise imports. Whereas this uncertainty did not have much of an impact on interest rate volatility during the period—the ten year Treasury notes ended the first quarter at 4.21% and the second quarter at 4.23%—it did weigh on the value of the U.S. dollar which during the period fell against most currencies in our region of operation: 7.0% vs. the Mexican peso, 5.0% vs. the Brazilian real; 2.9% vs the Colombian peso; 2.1% vs. the Chilean peso and 8.2% vs. the euro.
In Mexican peso terms our second quarter revenue totaled 234 billion pesos, a 13.8% year-on-year increase, which partly reflects the depreciation over that period of the Mexican peso vs. most of the currencies in our region of operations, and the consolidation of our Chilean operation from November 2024. EBITDA came in at 92.4 billion pesos, up 11.2% and our operating profit at 47 billion pesos, a 4.0% increase from the year-earlier quarter, as the depreciation of rights of use associated with tower leases jumped 24.5% on account of the extension of certain lease arrangements and the consolidation of the Chilean operation.

At constant exchange rates we posted our strongest revenue performance in over a year, a 7.9% increase. Our revenue expansion was broad-based across business lines and also across countries, with service revenue growth moving up to 7.3% and that of equipment revenue to 12.5%. On the mobile platform postpaid service revenue expanded 9.5%, also the best result in over a year, with prepaid revenue growth recovering to 3.1% from 0.9% the precedent quarter. On the fixed-line platform corporate networks revenue and PayTV revenue were up 15.0% and 10.1% respectively, representing also their best performance in several quarters, with broadband revenue decelerating slightly sequentially, to 8.2% from 9.8%. Mexico, Colombia and Peru were the countries that had the greatest impact on the sequential acceleration of revenue growth, but it is to be noted that Central America and Eastern Europe are expanding much more rapidly now than they were a year ago. As for EBITDA it was up 5.1% at constant exchange rates from the year-earlier quarter.

Our integral financial costs were down significantly on account of our having registered 11 billion pesos in foreign exchange gains. This helped us post a net profit of 22.3 billion pesos in the quarter. Our net profit was equivalent to 37 peso cents per share and 38 dollar cents per ADR.
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Móvil
Consolidated

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Central
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and The
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Appendix

Glossary

Our net debt totaled 472 billion pesos at the end of June excluding capitalized lease obligations, having come down from 484 billion at the end of December. The net debt to EBITDA ratio stood at 1.56 times at the end of the quarter. In cash flow terms our net debt fell by 7.3 billion pesos in the six months to June. In that period our capital expenditures amounted to 54.9 billion pesos; our shareholder distributions to 9.4 billion pesos—including 8.7 billion pesos in share buybacks—and we covered 2.7 billion pesos in labor obligations.
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América
Móvil
Consolidated

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Appendix

Glossary

América Móvil’s Income Statement Millions of Mexican pesos
	2Q25	2Q24	Var.%	Jan-Jun 25	Jan-Jun 24	Var.%
Service Revenue	198,540	175,138	13.4%	396,463	346,028	14.6%
Equipment Revenue	32,911	28,050	17.3%	64,678	58,013	11.5%
Other Revenue	2,334	2,336	-0.1%	4,682	4,781	-2.1%
Total Revenue	233,785	205,524	13.8%	465,823	408,822	13.9%
Cost of Service	59,636	52,154	14.3%	119,293	104,074	14.6%
Cost of Equipment	28,442	23,815	19.4%	56,306	49,731	13.2%
Selling, General & Administrative Expenses	51,860	44,690	16.0%	103,799	88,289	17.6%
Others	1,436	1,750	-18.0%	2,967	3,030	-2.1%
Total Costs and Expenses	141,375	122,410	15.5%	282,365	245,124	15.2%

EBITDA	92,409	83,114	11.2%	183,458	163,698	12.1%
% of Total Revenue	39.5%	40.4%		39.4%	40.0%
Adjusted EBITDA(1)				183,458	163,442	12.2%
% of Total Revenue				39.4%	40.0%

Depreciation & Amortization	45,071	37,606	19.8%	91,306	77,432	17.9%
EBIT	47,338	45,508	4.0%	92,152	86,266	6.8%
% of Total Revenue	20.2%	22.1%		19.8%	21.1%

Net Interest Expenses	13,725	11,668	17.6%	26,435	22,946	15.2%
Other Financial Expenses	4,967	-3,574	239.0%	4,517	-2,819	260.2%
Foreign Exchange Loss	-10,962	32,117	-134.1%	-9,783	33,791	-129.0%
Comprehensive Financing Cost (Income)	7,729	40,210	-80.8%	21,169	53,918	-60.7%
Income & Deferred Taxes	16,026	4,278	274.6%	27,714	15,439	79.5%
Net Income before Minority Interest and Equity Participation in Results of Affiliates	23,583	1,020	n.m.	43,270	16,909	155.9%
Equity Participation in Results of Affiliates	39	-1,144	103.4%	66	-2,725	102.4%
Minority Interest	-1,340	-968	-38.4%	-2,351	-1,783	-31.9%
Net Income	22,282	-1,093	n.m.	40,985	12,401	230.5%
(1)Adjusted for extraordinary items, particularly the sale of towers by Telmex in the first quarter of 2024. n.m. Not meaningful.
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América
Móvil
Consolidated

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Appendix

Glossary

Balance Sheet - América Móvil Consolidated(1) Millions of Mexican Pesos
	Jun '25	Dec '24	Var.%		Jun '25	Dec '24	Var.%
Current Assets				Current Liabilities
Cash, Marketable Securities & Other Short Term Investments	92,730	83,336	11.3%	Short Term Debt	111,033	104,211	6.5%
Accounts Receivable	243,617	231,791	5.1%	Lease-Related Debt	32,791	35,437	-7.5%
Other Current Assets	24,953	14,820	68.4%	Accounts Payable	140,485	155,697	-9.8%
Inventories	26,115	23,751	9.9%	Other Current Liabilities	235,208	199,056	18.2%
	387,415	353,698	9.5%		519,516	494,401	5.1%

Non Current Assets				Non Current Liabilities
Plant & Equipment, gross	1,519,134	1,478,763	2.7%	Long Term Debt	453,681	463,375	-2.1%
-Depreciation	817,514	764,979	6.9%	Lease-Related Debt	171,012	177,666	-3.7%
Plant & Equipment, net	701,620	713,784	-1.7%	Other Liabilities	225,931	226,294	-0.2%
Rights of Use	189,044	199,460	-5.2%		850,624	867,336	-1.9%
Investments in Affiliates and Other Investments	20,597	17,587	17.1%

Deferred Assets
Goodwill (Net)	162,023	156,836	3.3%
Intangible Assets	141,225	141,737	-0.4%	Shareholder's Equity	444,884	432,184	2.9%
Deferred Assets	213,099	210,818	1.1%

Total Assets	1,815,024	1,793,921	1.2%	Total Liabilities and Equity	1,815,024	1,793,921	1.2%
(1)Includes current portion of Long Term Debt.
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América
Móvil
Consolidated

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Brazil

Colombia

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America

Southern
Cone

Central
America
and The
Caribbean

Austria &
Eastern
Europe

Currency
Exchange
Rates

Appendix

Glossary

Mexico

102k postpaid gains and 231k new broadband accesses
We added 185 thousand new wireless subscribers in the second quarter, including 102 thousand postpaid clients, bringing our total wireless base to 84.1 million at the end of June. On the fixed- line side we recorded 231 thousand net broadband additions. Telmex ended the quarter with 22.3 million fixed-line RGUs including 11.6 million broadband accesses, a 5.9% increase year-over- year.

Service revenue +3.9% YoY
Revenue in our home market was up 4.7% from the previous year driven by an improvement in service revenue growth which rose to 3.9% in the second quarter from 1.0% in the first quarter. It also marked a significant rebound in equipment revenue growth, to 9.2% in the second quarter from the -14.3% contraction observed in the previous one.

Mobile service revenue +4.0% YoY
In the mobile segment service revenue expanded 4.0%, up from 0.8% in the previous quarter. Postpaid revenue growth accelerated to 7.8% pace from 5.5%, while prepaid revenue swung from a -2.5% decline in the first quarter to 1.2% growth in the second one.

Fixed-line service revenue +3.6% YoY
Fixed-line service revenue also accelerated, growing 3.6% compared to 1.5% in the previous quarter. The main driver of revenue growth was corporate revenue, which expanded 10.8% year- over-year, with broadband revenue rising 3.6%.

EBITDA margin at 42% of revenue
EBITDA for the period, 35 billion pesos, remained mostly unchanged in absolute terms, with the EBITDA margin standing at 41.6% of revenue.

In June, América Móvil announced that its subsidiary, Telcel, was fined MXN 1.8 billion by Mexico’s Federal Telecommunications Institute (IFT). The fine resulted from a 2021 investigation initiated following a competitor’s complaint, which alleged that Telcel engaged in anti-competitive practices in the sale and distribution of SIM cards through convenience stores. Telcel has denied the accusations, describing the fine as arbitrary, disproportionate, and based on a biased and unsubstantiated investigation.
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Appendix

Glossary

INCOME STATEMENT - Mexico Millions of MxP
	2Q25	2Q24	Var.%	Jan-Jun 25	Jan-Jun 24	Var.%
Total Revenue(1)	84,180	80,379	4.7%	166,287	164,377	1.2%
Total Service Revenue	67,489	64,983	3.9%	133,614	130,433	2.4%
Wireless Revenue	60,863	57,855	5.2%	119,655	118,664	0.8%
Service Revenue	46,010	44,259	4.0%	90,764	88,651	2.4%
Equipment Revenue	14,853	13,596	9.2%	28,891	30,013	-3.7%
Fixed Line Revenue(2)	21,552	20,794	3.6%	43,006	41,920	2.6%
Other Revenue	1,765	1,730	2.0%	3,627	3,793	-4.4%
EBITDA	35,019	34,987	0.1%	69,428	70,629	-1.7%
% total revenue	41.6%	43.5%		41.8%	43.0%
Adjusted EBITDA(3)				69,428	70,373	-1.3%
% total revenue				41.8%	42.9%
EBIT	26,683	26,594	0.3%	52,579	53,900	-2.4%
% total revenue	31.7%	33.1%		31.6%	32.8%

(1)Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.
(2)Includes equipment revenue.
(3)Adjusted for the sale of towers in Telmex in 2024.

Mexico Operating Data
	2Q25	2Q24	Var.%
Wireless Subscribers (thousands)	84,110	84,199	-0.1%
Postpaid	15,686	15,202	3.2%
Prepaid	68,424	68,997	-0.8%
ARPU (MxP)	183	177	3.5%
Churn (%)	3.0%	3.0%	0.0
Revenue Generating Units (RGUs)	22,327	21,724	2.8%
Fixed Lines	10,722	10,763	-0.4%
Broadband	11,605	10,962	5.9%
Content

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Relevant
events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Southern
Cone

Central
America
and The
Caribbean

Austria and
Eastern
Europe

Currency
Exchange
Rates

Appendix

Glossary

Brazil

1.4M postpaid net adds & 66k new broadband accesses
We gained 1.4 million postpaid subscribers and disconnected 571 thousand prepaid users for a net gain of 825 thousand in the second quarter. At the end of June our wireless base totaled 88.4 million subscribers. On the fixed-line segment we recorded net disconnections of 233 thousand fixed-line RGUs, primarily of fixed voice lines as broadband accesses increasing 66 thousand.

Service revenue +5.8% YoY boosted by mobile service revenue
Revenue expanded 6.1% to 12.8 billion reais with service revenue up 5.8%. On the mobile platform service revenue growth accelerated to 9.1% from 8.8% in the previous quarter, driven by a turnaround in prepaid revenue, which increased 4.0% after several quarters of declines.

Broadband revenue +3.9% YoY
Fixed-line service revenue was up 1.5% reflecting a slowdown in broadband revenue growth to 3.9% from 5.1% the previous quarter. Corporate network revenue increased 6.7% year-on-year.

EBITDA +8.4% YoY
EBITDA expanded 8.4% to 5.6 billion reais. The EBITDA margin for the period, 44.1%, was one percentage point higher than that of the year-earlier quarter.

INCOME STATEMENT - Brazil Millions of BrL
	2Q25	2Q24	Var.%	Jan-Jun 25	Jan-Jun 24	Var.%
Total Revenue(1)	12,779	12,044	6.1%	25,239	23,773	6.2%
Total Service Revenue	12,111	11,450	5.8%	23,976	22,640	5.9%
Wireless Revenue	7,672	7,033	9.1%	15,028	13,789	9.0%
Service Revenue	7,035	6,449	9.1%	13,817	12,685	8.9%
Equipment Revenue	637	584	9.1%	1,211	1,104	9.8%
Fixed Line Revenue(2)	5,087	5,001	1.7%	10,169	9,955	2.1%
EBITDA	5,631	5,195	8.4%	11,122	10,275	8.2%
% total revenue	44.1%	43.1%		44.1%	43.2%
EBIT	2,470	2,049	20.5%	4,796	3,989	20.2%
% total revenue	19.3%	17.0%		19.0%	16.8%
(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.
(2) Includes equipment revenue.
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Glossary

Brazil Operating Data
	2Q25	2Q24	Var.%
Wireless Subscribers (thousands)	88,412	88,328	0.1%
Postpaid	56,279	52,950	6.3%
Prepaid	32,133	35,377	-9.2%
ARPU (BrL)	27	24	9.0%
Churn (%)	2.6%	2.4%	0.2
Revenue Generating Units (RGUs)(1)	22,032	22,697	-2.9%
Fixed Lines	7,036	7,662	-8.2%
Broadband	10,444	10,145	2.9%
PayTV	4,553	4,890	-6.9%
(1) Fixed Line, Broadband and Television.
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Glossary

Colombia

199k postpaid net adds
We gained 428 thousand wireless subscribers in the quarter, including nearly 200 thousand postpaid users, with our wireless base reaching 41.7 million subscribers at the end of June, a 3.7% year-over-year increase. On the fixed-line platform we added nine thousand RGUs, resulting from 20 thousand new broadband accesses and the disconnection of 12 thousand PayTV units. We closed the period with 9.6 million fixed-line RGUs.

Service revenue +6.1% YoY
Second-quarter revenue rose 7.6% on the back of strong service revenue growth, which accelerated to 6.1% from 3.4% in the previous quarter. This improvement was seen across both our fixed and mobile platforms. In the mobile segment, we continued to benefit from strong commercial activity around our 5G network, where we remain the clear market leader. This helped us accelerate service revenue growth to 7.4% from 6.0% in the prior quarter. Prepaid revenue was up 8.4% year-over-year, while postpaid revenue expanded 6.9%.

Fixed-line service revenue +4.2% YoY
On the fixed-line platform the deployment of FTTH and our efforts to enhance the customer experience led to a significant turnaround in service revenue, which expanded 4.2% year-over- year compared to a -0.3% decline the previous quarter. It was driven by broadband revenue growth of 7.3% and a 19.3% increase in corporate network revenue.

EBITDA +3.0% YoY
EBITDA for the period reached 1.6 trillion Colombian pesos, a 3.0% increase from the previous year. The EBITDA margin declined to 39.4% from 41.2% a year earlier due, among other things, to the creation of provisions associated with certain litigations
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Glossary

INCOME STATEMENT - Colombia Billions of COP
	2Q25	2Q24	Var.%	Jan-Jun 25	Jan-Jun 24	Var.%
Total Revenue(1)	4,128	3,836	7.6%	8,143	7,629	6.7%
Total Service Revenue	3,132	2,953	6.1%	6,183	5,903	4.7%
Wireless Revenue	2,798	2,560	9.3%	5,518	5,070	8.8%
Service Revenue	1,881	1,752	7.4%	3,717	3,484	6.7%
Equipment Revenue	917	808	13.6%	1,800	1,586	13.5%
Fixed Line Revenue(2)	1,289	1,226	5.1%	2,551	2,468	3.4%
EBITDA	1,628	1,580	3.0%	3,215	3,130	2.7%
% total revenue	39.4%	41.2%		39.5%	41.0%
EBIT	725	725	0.0%	1,409	1,423	-0.9%
% total revenue	17.6%	18.9%		17.3%	18.6%

(1)Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.
(2)Includes equipment revenue.

Colombia Operating Data
	2Q25	2Q24	Var.%
Wireless Subscribers (thousands)(1)	41,677	40,187	3.7%
Postpaid	11,223	10,526	6.6%
Prepaid	30,454	29,662	2.7%
ARPU (COP)	15,210	14,697	3.5%
Churn (%)	2.6%	3.2%	(0.6)
Revenue Generating Units (RGUs)(2)	9,634	9,521	1.2%

(1)Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).
(2)Fixed Line, Broadband and Television.

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Glossary

Peru

129k postpaid net adds
During the quarter we recorded net postpaid additions of 129 thousand subscribers and disconnected 85 thousand prepaid subscribers, bringing our total wireless base to 12.8 million as of the end of June. On the fixed-line side, we maintained nearly two million RGUs, a figure that remained virtually unchanged from the previous quarter, as the 13 thousand new broadband accesses gained in the period were offset by disconnections in fixed-voice services.

Service revenue +5.1% YoY
Revenue reached 1.7 billion soles, a 4.7% increase compared to the same period last year. Service revenue growth accelerated to a pace of 5.1%, up from 4.5% in the first quarter, with improvements on both the mobile and fixed segments.

Mobile service revenue +6.4% YoY
In the mobile segment, service revenue rose 6.4%, compared to 5.8% in the previous quarter with prepaid revenue expanding at nearly twice the pace of postpaid. On the fixed-line side service revenue increased 1.3% year-over-year, up from 0.6% in the prior quarter. This was driven by a 7.8% increase in corporate network revenue, followed by broadband growth of 2.8%.

EBITDA +10.4% YoY
Thanks to the greater operating leverage, EBITDA rose 10.4% to 679 million soles. The EBITDA margin improved by 2.0 percentage points year-over-year, reaching 39.6%

INCOME STATEMENT - Peru Millions of Soles
	2Q25	2Q24	Var.%	Jan-Jun 25	Jan-Jun 24	Var.%
Total Revenue(1)	1,716	1,638	4.7%	3,371	3,245	3.9%
Total Service Revenue	1,344	1,279	5.1%	2,669	2,546	4.8%
Wireless Revenue	1,375	1,306	5.2%	2,697	2,585	4.4%
Service Revenue	1,018	957	6.4%	2,021	1,905	6.1%
Equipment Revenue	357	350	2.0%	677	680	-0.5%
Fixed Line Revenue(2)	326	322	1.3%	648	642	1.0%
EBITDA	679	615	10.4%	1,336	1,223	9.2%
% total revenue	39.6%	37.5%		39.6%	37.7%
EBIT	358	288	24.5%	690	568	21.4%
% total revenue	20.9%	17.6%		20.5%	17.5%

(1)Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.
(2)Includes equipment revenue.

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Glossary

Peru Operating Data
	2Q25	2Q24	Var.%
Wireless Subscribers (thousands)	12,793	12,662	1.0%
Postpaid	6,639	6,179	7.4%
Prepaid	6,154	6,483	-5.1%
ARPU (Sol)	27	25	5.4%
Churn (%)	4.1%	4.1%	(0.1)
Revenue Generating Units (RGUs)(1)	1,952	1,904	2.5%
(1)Fixed Line, Broadband and Television.
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Glossary

Ecuador

48k wireless net adds
Our wireless base ended June with almost ten million subscribers, following net additions of 48 thousand during the quarter. On the fixed-line side we added 52 thousand RGUs, bringing the total to 672 thousand fixed-line RGUs a 20% year-on-year increase.

Fixed-line service revenue +4.1% YoY
Revenue reached 257 million dollars. Service revenue remained virtually unchanged compared to the previous year, with mobile service revenue declining 0.4%, in line with the first quarter, and fixed-line service revenue increasing 4.1%, up from 0.8% the prior quarter.

EBITDA +2.0% YoY
We continued to make extraordinary efforts to optimize our cost structure. These efforts led to a 2.0% increase in EBITDA year-over-year to 127 million dollars and a 1.5 percentage point improvement in the EBITDA margin, which reached 49.4%.

INCOME STATEMENT - Ecuador Millions of Dollars
	2Q25	2Q24	Var.%	Jan-Jun 25	Jan-Jun 24	Var.%
Total Revenue(1)	257	260	-1.0%	512	511	0.1%
Total Service Revenue	228	228	0.1%	451	452	-0.1%
Wireless Revenue	228	229	-0.4%	454	453	0.2%
Service Revenue	200	201	-0.4%	397	398	-0.5%
Equipment Revenue	28	28	-0.3%	57	55	4.8%
Fixed Line Revenue(2)	29	27	6.3%	56	54	4.3%
EBITDA	127	125	2.0%	251	247	1.7%
% total revenue	49.4%	47.9%		49.1%	48.3%
EBIT	71	69	1.7%	139	138	0.9%
% total revenue	27.5%	26.7%		27.1%	26.9%

(1)Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.
(2)Includes equipment revenue.

Ecuador Operating Data
	2Q25	2Q24	Var.%
Wireless Subscribers (thousands)	9,996	9,610	4.0%
Postpaid	2,310	2,266	1.9%
Prepaid	7,686	7,344	4.7%
ARPU (US$)	7	7	-4.5%
Churn (%)	5.4%	2.7%	2.7
Revenue Generating Units (RGUs)(1)	672	560	20.0%
(1)Fixed Line, Broadband and Television.
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Glossary

Southern Cone

Across our Southern Cone operations we recorded net disconnections of 31 thousand wireless subscribers despite adding 231 thousand postpaid clients. By the end of June, our wireless base totaled 35.5 million subscribers, representing a 4.2% increase year-over-year. On the fixed- line platform, we added 32 thousand RGUs, bringing the total to 7.2 million, up 2.4% from the previous year.

Argentina

All comments for Argentina related to annual variations of the presented period refer to figures in constant peso terms, that is, adjusted for inflation in accordance to NIC 29.

Service revenue +13.0% YoY
Argentina’s economy continued its recovery, supported by fiscal discipline, monetary stabilization, and a flexible exchange rate regime. With inflation easing, Claro maintained strong performance. Total revenue rose 9.9%, while service revenue increased 13.0% in after- inflation terms.

Mobile service revenue +11.4% YoY & EBITDA +15.1% YoY
On the mobile platform, service revenue grew 11.4%, driven by a 61.8% annual increase in prepaid revenue. In the fixed-line segment, service revenue rose 19.4%, with PayTV and broadband revenues expanding 30.1% and 16.9%, respectively.

EBITDA for the period increased 15.1% in real terms, and the EBITDA margin improved by 1.8 percentage points, reaching 41.2%.

Chile, Paraguay & Uruguay

Service revenue +2.2% YoY & EBITDA +6.8% YoY
Revenue for this regional block grew 6.4% year-over-year to 322 billion Chilean pesos, with service revenue increasing 2.2%, reversing a 0.7% decline in the previous quarter. Mobile service revenue accelerated from 5.6% in the first quarter to 8.3% in the second. Postpaid revenue grew more than twice as fast as prepaid, though both segments showed similar improvements compared to the prior quarter.

On the fixed-line platform, the decline in service revenue moderated from -5.1% to -2.1%, supported by 13.1% growth in corporate network revenue.

Combined EBITDA rose 6.8% to 62.5 billion Chilean pesos with the EBITDA margin holding steady at 19.4% of revenue.
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Glossary

INCOME STATEMENT - Argentina Millions of Constant ARS as of June 2025
	2Q25	2Q24	Var.%	Jan-Jun 25	Jan-Jun 24	Var.%
Total Revenue(1)	633,865	576,688	9.9%	1,264,680	1,070,399	18.2%
Total Service Revenue	570,111	504,714	13.0%	1,131,263	928,895	21.8%
Wireless Revenue	512,752	475,692	7.8%	1,024,578	882,465	16.1%
Service Revenue	450,421	404,453	11.4%	893,191	741,963	20.4%
Equipment Revenue	62,330	71,240	-12.5%	131,387	140,502	-6.5%
Fixed Line Revenue(2)	119,689	100,262	19.4%	238,073	186,932	27.4%
EBITDA	260,949	226,800	15.1%	514,767	415,358	23.9%
% total revenue	41.2%	39.3%		40.7%	38.8%
EBIT	231,848	205,450	12.8%	458,402	368,866	24.3%
% total revenue	36.6%	35.6%		36.2%	34.5%

(1)Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.
(2)Includes equipment revenue.

INCOME STATEMENT - Chile, Paraguay & Uruguay(1) Millions of Chilean Pesos
	2Q25	2Q24	Var.%	Jan-Jun 25	Jan-Jun 24	Var.%
Total Revenue(2)	321,927	302,459	6.4%	636,386	609,711	4.4%
Total Service Revenue	278,019	272,000	2.2%	554,362	550,357	0.7%
EBITDA	62,453	58,451	6.8%	123,131	100,003	23.1%
% total revenue	19.4%	19.3%		19.3%	16.4%
EBIT	-83,761	-80,956	-3.5%	-171,312	-152,791	-12.1%
% total revenue	-26.0%	-26.8%		-26.9%	-25.1%

(1)Proforma financial figures for Chile.
(2)Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.

Southern Cone Operating Data(1)
	2Q25	2Q24	Var.%
Wireless Subscribers (thousands)	35,455	34,015	4.2%
Postpaid	14,840	13,982	6.1%
Prepaid	20,615	20,033	2.9%
Churn (%)	2.2%	2.2%	0.0
Revenue Generating Units (RGUs)(2)	7,150	6,983	2.4%
(1)Includes information for Argentina, Chile, Paraguay and Uruguay. (2)Fixed Line, Broadband and Television.
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Glossary

Central America

90k postpaid net adds
Our wireless base in Central America ended June just under 17 million subscribers. We recorded 435 thousand disconnections, primarily due to a cleanup of mostly prepaid users in Honduras. However, we added 90 thousand new contract clients. On the fixed-line side we added 108 thousand new RGUs, including 51 thousand broadband accesses and 31 thousand PayTV subscriptions, bringing the total to 5.4 million fixed-line accesses.

Service revenue +10.7% YoY
Total revenue for the quarter reached 721 million dollars, a 10.1% increase year-over-year. Service revenue grew slightly faster at 10.7%, with strong performance in both mobile and fixed segments.

Mobile service revenue +12.8% YoY
Mobile service revenue rose 12.8% compared to the previous year, with postpaid revenue growing 14.0% and prepaid revenue increasing 12.0%. Although comparisons with the previous quarter are not meaningful due to a disrupted base, the trend is clearly positive when compared to the last two quarters of 2024.

Broadband revenue +10.2% YoY
Fixed-line service revenue increased 6.3% year-over-year, supported by improvements across all business lines. Broadband revenue rose 10.2%, corporate revenue 7.4%, and PayTV revenue 5.5%. Our ongoing modernization of the fixed-line network has significantly enhanced service quality and customer experience.

EBITDA +20.8% YoY
EBITDA for the period surged 20.8%, driven by strong top-line growth and operating leverage, reaching 339 million dollars. This represented an EBITDA margin of 47.0%, up 4.2 percentage points from the previous year.
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INCOME STATEMENT - Central America Millions of Dollars
	2Q25	2Q24	Var.%	Jan-Jun 25	Jan-Jun 24	Var.%
Total Revenue(1)	721	655	10.1%	1,423	1,258	13.1%
Total Service Revenue	639	577	10.7%	1,262	1,118	12.9%
Wireless Revenue	515	457	12.8%	1,012	865	17.0%
Service Revenue	437	387	12.8%	860	741	16.1%
Equipment Revenue	78	69	12.8%	152	125	22.3%
Fixed Line Revenue(2)	203	194	4.2%	403	386	4.6%
EBITDA	339	280	20.8%	669	524	27.6%
% total revenue	47.0%	42.8%		47.0%	41.7%
EBIT	175	128	37.0%	346	233	48.5%
% total revenue	24.3%	19.5%		24.3%	18.5%

(1)Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues includes other revenue.
(2)Includes equipment revenue.

Central America Operating Data
	2Q25	2Q24	Var.%
Wireless Subscribers (thousands)	16,952	16,786	1.0%
Postpaid	2,968	2,656	11.7%
Prepaid	13,983	14,130	-1.0%
ARPU (US$)	8	8	8.9%
Churn (%)	6.1%	5.7%	0.4
Revenue Generating Units (RGUs)(1)	5,417	5,027	7.8%
(1)Fixed Line, Broadband and Television.
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Glossary

The Caribbean

65k wireless net adds in the Dominican Republic
We ended the quarter with eight million wireless subscribers across the Caribbean, following net additions of 65 thousand in the Dominican Republic and disconnections of 111 thousand in Puerto Rico, all of which were prepaid. On the fixed-line side we added 17 thousand new RGUs, bringing the total to 2.9 million.

EBITDA +3.7% YoY in the Dominican Republic
Revenue increased 1.7%, driven by service revenue growth of 2.0%. Fixed-line service revenue rose 3.6%, with broadband revenue growth accelerating to 12.4%, up from 11.6% in the previous quarter. Corporate network revenue normalized to 5.3% growth, following an unusually strong performance in the prior quarter due to a special IT project. EBITDA increased 3.7% year-over- year, and the EBITDA margin improved by one percentage point, reaching 52.5%.

Fixed-line service revenue +3.9% YoY in Puerto Rico
Revenue continued to decline as government subsidies were phased out, though at a more moderate pace. Service revenue fell 0.7% year-over-year, improving from a 2.9% decline in the previous quarter. On the mobile platform, service revenue declined 4.1%, while on the fixed- line platform, it rose 3.9%, driven by strong growth in PayTV revenue (up 69.3%) and broadband revenue (up 9.5%). The EBITDA decline also moderated, falling 6.5%, compared to a 19.7% drop in the previous quarter.

INCOME STATEMENT - The Caribbean Millions of Dollars
	2Q25	2Q24	Var.%	Jan-Jun 25	Jan-Jun 24	Var.%
Total Revenue(1)	479	481	-0.4%	954	967	-1.3%
Total Service Revenue	425	424	0.3%	845	850	-0.6%
Wireless Revenue	298	302	-1.4%	591	611	-3.2%
Service Revenue	243	247	-1.7%	481	498	-3.4%
Equipment Revenue	55	55	0.3%	110	113	-2.3%
Fixed Line Revenue(2)	184	181	1.8%	367	360	2.1%
EBITDA	178	177	0.6%	349	359	-2.7%
% total revenue	37.2%	36.8%		36.6%	37.1%
EBIT	85	82	3.0%	165	169	-2.1%
% total revenue	17.7%	17.1%		17.3%	17.5%

(1)Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other income.
(2)Includes equipment revenue.

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Glossary

The Caribbean Operating Data
	2Q25	2Q24	Var.%
Wireless Subscribers (thousands)	7,955	7,743	2.7%
Postpaid	2,367	2,273	4.1%
Prepaid	5,587	5,470	2.2%
ARPU (US$)	10	11	-5.7%
Churn (%)	3.4%	3.1%	0.3
Revenue Generating Units (RGUs)(1)	2,878	2,827	1.8%
(1)Fixed Line, Broadband and Television.
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Glossary

Austria and Eastern Europe

Our combined wireless subscriber base in Europe reached 28.3 million by the end of June, following net additions of 161 thousand subscribers and 557 thousand M2M units from A1 Digital. In the fixed-line segment, RGUs increased by 16 thousand, bringing the total to 6.4 million.

Service revenue +1.8% YoY
Total revenue for the Group reached 1.4 billion euros, a 4.1% increase compared to the same period last year. Service revenue grew 1.8%, with mobile revenue up 2.4% and fixed-line revenue rising 1.1%. The fastest-growing business lines were PayTV, up 9.4%, and corporate networks, up 7.4%, followed by postpaid, which increased 2.9%. Service revenue growth soared 7.2% in our Central Eastern European markets and declined 2.5% in Austria.

EBITDA +3.4% YoY
EBITDA rose 3.4% year-over-year to 521 million euros, with the EBITDA margin at 38.0%. It’s worth noting that operating expenses in the year-earlier quarter included one-off effects totaling 21 million euros. Adjusting for these, EBITDA would have declined by 0.7%.

INCOME STATEMENT - Austria and Eastern Europe Millions of Euros
	2Q25	2Q24	Var.%	Jan-Jun 25	Jan-Jun 24	Var.%
Total Revenue(1)	1,370	1,316	4.1%	2,685	2,583	3.9%
Total Service Revenue	1,145	1,124	1.8%	2,253	2,195	2.6%
Wireless Revenue	810	774	4.7%	1,587	1,525	4.0%
Service Revenue	642	627	2.4%	1,257	1,223	2.8%
Equipment Revenue	168	147	14.4%	330	303	9.0%
Fixed Line Revenue(2)	536	519	3.3%	1,055	1,013	4.1%
EBITDA	521	504	3.4%	999	959	4.2%
% total revenue	38.0%	38.3%		37.2%	37.1%
EBIT	217	218	-0.6%	401	396	1.2%
% total revenue	15.8%	16.6%		14.9%	15.3%
For further detail please visit www.a1.group/en/investor-relations (1)Total revenue includes other revenue. (2)Includes equipment revenue.
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Appendix

Glossary

Austria and Eastern Europe Operating Data
	2Q25	2Q24	Var.%
Wireless Subscribers (thousands)	28,306	25,949	9.1%
Postpaid	24,701	22,232	11.1%
Prepaid	3,605	3,717	-3.0%
A1 Digital Subscribers (thousands)	7,923	5,785	37.0%
ARPU (Euros)	8	8	-6.2%
Churn (%)	1.0%	1.2%	-0.1
Revenue Generating Units (RGUs)(1)	6,395	6,283	1.8%
(1) Fixed Line, Broadband and Television.
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Consolidated

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Central
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Austria and
Eastern
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Currency
Exchange
Rates

Appendix

Glossary

Exchange Rates Local Currency Units per MxP
	2Q25	2Q24	Var.%	Jan-Jun 25	Jan-Jun 24	Var.%
Euro
End of Period	0.0449	0.0512	-12.3%	0.0449	0.0512	-12.3%
Average	0.0451	0.0540	-16.5%	0.0458	0.0541	-15.4%
USD
End of Period	0.0529	0.0549	-3.6%	0.0529	0.0549	-3.6%
Average	0.0511	0.0581	-12.0%	0.0500	0.0585	-14.4%
Brazilian Real
End of Period	0.2888	0.3051	-5.3%	0.2888	0.3051	-5.3%
Average	0.2899	0.3030	-4.3%	0.2882	0.2972	-3.0%
Argentinean Peso
End of Period	63.7809	50.0508	27.4%	63.7809	50.0508	27.4%
Average	58.8145	51.4693	14.3%	55.1953	50.2822	9.8%
Chilean Peso
End of Period	49.4061	51.8256	-4.7%	49.4061	51.8256	-4.7%
Average	48.4359	54.3024	-10.8%	47.8081	54.9660	-13.0%
Colombian Peso
End of Period	215.4085	228.1975	-5.6%	215.4085	228.1975	-5.6%
Average	214.4929	228.0668	-6.0%	209.8237	229.2598	-8.5%
Guatemalan Quetzal
End of Period	0.4067	0.4264	-4.6%	0.4067	0.4264	-4.6%
Average	0.3930	0.4514	-12.9%	0.3851	0.4555	-15.4%
Peruvian Sol
End of Period	0.1878	0.2106	-10.8%	0.1878	0.2106	-10.8%
Average	0.1872	0.2176	-14.0%	0.1842	0.2195	-16.1%
Dominican Republic Peso
End of Period	3.1726	3.2506	-2.4%	3.1726	3.2506	-2.4%
Average	3.0518	3.4344	-11.1%	3.0532	3.4534	-11.6%
Belarusian Ruble
End of Period	0.1570	0.1508	4.1%	0.1570	0.1508	4.1%
Average	0.1550	0.1597	-2.9%	0.1523	0.1607	-5.2%
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América
Móvil
Consolidated

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America

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Eastern
Europe

Currency
Exchange
Rates

Appendix

Glossary

Exchange Rates Local Currency Units per USD
	2Q25	2Q24	Var.%	Jan-Jun 25	Jan-Jun 24	Var.%
Euro
End of Period	0.8484	0.9334	-9.1%	0.8484	0.9334	-9.1%
Average	0.8813	0.9291	-5.1%	0.9146	0.9250	-1.1%
Mexican Peso
End of Period	18.8928	18.2215	3.7%	18.8928	18.2215	3.7%
Average	19.5585	17.2135	13.6%	19.9915	17.1058	16.9%
Brazilean Real
End of Period	5.4571	5.5589	-1.8%	5.4571	5.5589	-1.8%
Average	5.6693	5.2161	8.7%	5.7610	5.0836	13.3%
Argentinean Peso
End of Period	1,205.0000	912.0000	32.1%	1,205.0000	912.0000	32.1%
Average	1,150.3253	885.9688	29.8%	1,103.4347	860.1153	28.3%
Chilean Peso
End of Period	933.4200	944.3400	-1.2%	933.4200	944.3400	-1.2%
Average	947.3348	934.7367	1.3%	955.7528	940.2350	1.7%
Colombian Peso
End of Period	4,069.6700	4,158.1000	-2.1%	4,069.6700	4,158.1000	-2.1%
Average	4,195.1642	3,925.8360	6.9%	4,194.6825	3,921.6607	7.0%
Guatemalan Quetzal
End of Period	7.6845	7.7687	-1.1%	7.6845	7.7687	-1.1%
Average	7.6869	7.7708	-1.1%	7.6995	7.7908	-1.2%
Peruvian Sol
End of Period	3.5490	3.8370	-7.5%	3.5490	3.8370	-7.5%
Average	3.6605	3.7459	-2.3%	3.6826	3.7540	-1.9%
Dominican Republic Peso
End of Period	59.9400	59.2300	1.2%	59.9400	59.2300	1.2%
Average	59.6886	59.1175	1.0%	61.0381	59.0724	3.3%
Content

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Relevant
events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America
and The
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Austria and
Eastern
Europe

Currency
Exchange
Rates

Appendix

Glossary

Appendix A

Financial Debt of América Móvil(1) Millions
	Jun -25	Dec -24
Peso - denominated debt (MxP)	123,330	130,585
Bonds(2)	113,370	120,205
Banks and others	9,960	10,380
U.S. Dollar - denominated debt (USD)	10,380	10,254
Bonds	9,550	9,094
Banks and others	830	1,160
Euro - denominated Debt (EUR)	4,298	4,318
Bonds	2,782	2,782
Commercial Paper	1,286	1,246
Banks and others	230	290
Sterling - denominated Debt (GBP)	2,200	2,200
Bonds	2,200	2,200
Reais - denominated Debt (BRL)	10,000	10,000
Bonds	10,000	10,000
Banks and others	0	0
Debt denominated in other currencies (MxP)(3)	57,869	50,852
Bonds	5,679	5,581
Banks and others	52,189	45,271
Total Debt (MxP)	564,714	568,482
Cash, Marketable Securities and Short Term Financial Investments (MxP)(4)	92,730	83,336
Net Debt (MxP)	471,985	485,146

(1)This table does not include the effect of forwards and derivatives used to hedge our foreign exchange exposure. It includes financial debt of Telekom Austria.
(2)Includes the effect of inflation-linked debt.
(3)Includes Chilean peso, Colombian peso, Dominican peso, Japanese yen and Peruvian soles.
(4)Includes fixed income securities.

Summary Cash Flow Millions of Mexican pesos
	Jan-Jun 25	Jan-Jun 24
Funds from Operations	74,972	66,788
Capital Expenditures	54,919	56,208
Free Cash Flow	20,054	10,580
Net Debt Amortizations	7,274	(14,278)
Dividends and Share Buybacks	9,387	11,352
Sale of Ownership Interest	677	678
Amortization of Labor Obligations	2,717	12,828

Content

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Relevant
events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America
and The
Caribbean

Austria and
Eastern
Europe

Currency
Exchange
Rates

Appendix

Glossary

AMERICA MOVIL, S.A.B. DE C.V.		Consolidated
Ticker:	AMX	Quarter:	2	Year:	2025

[210000] Statement of financial position, current/non-current

Concept	Close Current Quarter 2025-06-30	Close Previous Exercise 2024-12-31
Statement of financial position [abstract]
Assets [abstract]
Current assets [abstract]
Cash and cash equivalents	45,645,139,000	36,652,098,000
Trade and other current receivables	180,550,389,000	171,616,822,000
Current tax assets, current	57,515,951,000	50,900,914,000
Other current financial assets	53,993,750,000	57,352,147,000
Current inventories	26,114,622,000	23,751,457,000
Current biological assets	0	0
Other current non-financial assets	23,595,153,000	13,424,395,000
Total current assets other than non-current assets or disposal groups classified as held for sale or as held for distribution to owners	387,415,004,000	353,697,833,000
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0
Total current assets	387,415,004,000	353,697,833,000
Non-current assets [abstract]
Trade and other non-current receivables	10,232,599,000	9,394,158,000
Current tax assets, non-current	21,696,126,000	19,576,372,000
Non-current inventories	0	0
Non-current biological assets	0	0
Other non-current financial assets	16,479,124,000	13,908,873,000
Investments accounted for using equity method	0	0
Investments in subsidiaries, joint ventures and associates	4,117,802,000	3,678,383,000
Property, plant and equipment	701,620,100,000	713,784,429,000
Investment property	0	0
Right-of-use assets that do not meet definition of investment property	189,044,455,000	199,460,378,000
Goodwill	162,023,020,000	156,836,369,000
Intangible assets other than goodwill	141,225,007,000	141,736,581,000
Deferred tax assets	149,465,081,000	153,217,164,000
Other non-current non-financial assets	31,705,596,000	28,630,417,000
Total non-current assets	1,427,608,910,000	1,440,223,124,000
Total assets	1,815,023,914,000	1,793,920,957,000
Equity and liabilities [abstract]
Liabilities [abstract]
Current liabilities [abstract]
Trade and other current payables	217,766,858,000	199,646,519,000
Current tax liabilities, current	76,087,202,000	75,887,223,000
Other current financial liabilities	127,435,094,000	126,396,447,000
Current lease liabilities	32,790,622,000	35,436,851,000
Other current non-financial liabilities	0	0
Current provisions [abstract]
Current provisions for employee benefits	24,553,243,000	18,183,111,000
Other current provisions	40,883,392,000	38,850,726,000
Total current provisions	65,436,635,000	57,033,837,000
Total current liabilities other than liabilities included in disposal groups classified as held for sale	519,516,411,000	494,400,877,000
Liabilities included in disposal groups classified as held for sale	0	0
Total current liabilities	519,516,411,000	494,400,877,000
Non-current liabilities [abstract]
Trade and other non-current payables	20,996,488,000	19,897,575,000
Current tax liabilities, non-current	0	0

11 of 65

AMERICA MOVIL, S.A.B. DE C.V.		Consolidated
Ticker:	AMX	Quarter:	2	Year:	2025

Concept	Close Current Quarter 2025-06-30	Close Previous Exercise 2024-12-31
Other non-current financial liabilities	453,681,191,000	463,374,893,000
Non-current lease liabilities	171,011,925,000	177,666,377,000
Other non-current non-financial liabilities	0	0
Non-current provisions [abstract]
Non-current provisions for employee benefits	164,272,779,000	167,152,441,000
Other non-current provisions	11,894,366,000	11,512,779,000
Total non-current provisions	176,167,145,000	178,665,220,000
Deferred tax liabilities	28,766,992,000	27,731,694,000
Total non-current liabilities	850,623,741,000	867,335,759,000
Total liabilities	1,370,140,152,000	1,361,736,636,000
Equity [abstract]
Issued capital	95,354,454,000	95,356,548,000
Share premium	0	0
Treasury shares	0	0
Retained earnings	518,348,087,000	517,248,667,000
Other reserves	(234,858,805,000)	(243,519,865,000)
Total equity attributable to owners of parent	378,843,736,000	369,085,350,000
Non-controlling interests	66,040,026,000	63,098,971,000
Total equity	444,883,762,000	432,184,321,000
Total equity and liabilities	1,815,023,914,000	1,793,920,957,000

12 of 65

AMERICA MOVIL, S.A.B. DE C.V.		Consolidated
Ticker:	AMX	Quarter:	2	Year:	2025

[310000] Statement of comprehensive income, profit or loss, by function of expense

Concept	Accumulated Current Year 2025-01-01 - 2025- 06-30	Accumulated Previous Year 2024-01-01 - 2024- 06-30	Quarter Current Year 2025-04-01 - 2025- 06-30	Quarter Previous Year 2024-04-01 - 2024- 06-30
Profit or loss [abstract]
Profit (loss) [abstract]
Revenue	465,822,529,000	408,822,059,000	233,784,628,000	205,524,499,000
Cost of sales	266,904,407,000	231,237,070,000	133,149,623,000	113,575,563,000
Gross profit	198,918,122,000	177,584,989,000	100,635,005,000	91,948,936,000
Distribution costs	68,593,337,000	58,265,145,000	34,375,834,000	29,428,432,000
Administrative expenses	35,205,503,000	30,024,151,000	17,484,605,000	15,262,037,000
Other income	0	0	0	0
Other expense	2,967,096,000	3,029,629,000	1,436,196,000	1,750,413,000
Profit (loss) from operating activities	92,152,186,000	86,266,064,000	47,338,370,000	45,508,054,000
Finance income	15,946,852,000	9,194,553,000	12,699,063,000	5,762,148,000
Finance costs	37,115,671,000	63,112,687,000	20,428,226,000	45,972,265,000
Share of profit (loss) of associates and joint ventures accounted for using equity method	65,817,000	(2,725,088,000)	39,192,000	(1,144,052,000)
Profit (loss) before tax	71,049,184,000	29,622,842,000	39,648,399,000	4,153,885,000
Tax income (expense)	27,713,607,000	15,438,979,000	16,026,127,000	4,277,895,000
Profit (loss) from continuing operations	43,335,577,000	14,183,863,000	23,622,272,000	(124,010,000)
Profit (loss) from discontinued operations	0	0	0	0
Profit (loss)	43,335,577,000	14,183,863,000	23,622,272,000	(124,010,000)
Profit (loss), attributable to [abstract]
Profit (loss), attributable to owners of parent	40,984,685,000	12,401,046,000	22,281,942,000	(1,092,502,000)
Profit (loss), attributable to non-controlling interests	2,350,892,000	1,782,817,000	1,340,330,000	968,492,000
Earnings per share [text block]
Earnings per share [abstract]
Earnings per share [line items]
Basic earnings per share [abstract]
Basic earnings (loss) per share from continuing operations	0.67	0.2	0.37	(0.02)
Basic earnings (loss) per share from discontinued operations	0	0	0	0
Total basic earnings (loss) per share	0.67	0.2	0.37	(0.02)
Diluted earnings per share [abstract]
Diluted earnings (loss) per share from continuing operations	0.67	0.2	0.37	(0.02)
Diluted earnings (loss) per share from discontinued operations	0	0	0	0
Total diluted earnings (loss) per share	0.67	0.2	0.37	(0.02)

13 of 65

AMERICA MOVIL, S.A.B. DE C.V.	Consolidated
Ticker:	AMX	Quarter:	2	Year:	2025

[410000] Statement of comprehensive income, OCI components presented net of tax

Concept	Accumulated Current Year 2025-01-01 - 2025-06-30	Accumulated Previous Year 2024-01-01 - 2024-06-30	Quarter Current Year 2025-04-01 - 2025-06-30	Quarter Previous Year 2024-04-01 - 2024-06-30
Statement of comprehensive income [abstract]
Profit (loss)	43,335,577,000	14,183,863,000	23,622,272,000	(124,010,000)
Other comprehensive income [abstract]
Components of other comprehensive income that will not be reclassified to profit or loss, net of tax [abstract]
Other comprehensive income, net of tax, gains (losses) from investments in equity instruments	918,677,000	4,567,736,000	(3,863,841,000)	4,695,517,000
Other comprehensive income, net of tax, gains (losses) on revaluation	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on remeasurements of defined benefit plans	6,972,827,000	(82,068,000)	6,989,379,000	22,823,000
Other comprehensive income, net of tax, change in fair value of financial liability attributable to change in credit risk of liability	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on hedging instruments that hedge investments in equity instruments	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss, net of tax	0	0	0	0
Total other comprehensive income that will not be reclassified to profit or loss, net of tax	7,891,504,000	4,485,668,000	3,125,538,000	4,718,340,000
Components of other comprehensive income that will be reclassified to profit or loss, net of tax [abstract]
Exchange differences on translation [abstract]
Gains (losses) on exchange differences on translation, net of tax	4,322,497,000	22,913,810,000	(19,457,929,000)	29,472,820,000
Reclassification adjustments on exchange differences on translation, net of tax	0	0	0	0
Other comprehensive income, net of tax, exchange differences on translation	4,322,497,000	22,913,810,000	(19,457,929,000)	29,472,820,000
Available-for-sale financial assets [abstract]
Gains (losses) on remeasuring available-for-sale financial assets, net of tax	0	0	0	0
Reclassification adjustments on available-for-sale financial assets, net of tax	0	0	0	0
Other comprehensive income, net of tax, available-for-sale financial assets	0	0	0	0
Cash flow hedges [abstract]
Gains (losses) on cash flow hedges, net of tax	0	0	0	0
Reclassification adjustments on cash flow hedges, net of tax	0	0	0	0
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or incurrence was hedged highly probable forecast transaction, net of tax	0	0	0	0
Other comprehensive income, net of tax, cash flow hedges	0	0	0	0
Hedges of net investment in foreign operations [abstract]
Gains (losses) on hedges of net investments in foreign operations, net of tax	0	0	0	0
Reclassification adjustments on hedges of net investments in foreign operations, net of tax	0	0	0	0
Other comprehensive income, net of tax, hedges of net investments in foreign operations	0	0	0	0
Change in value of time value of options [abstract]
Gains (losses) on change in value of time value of options, net of tax	0	0	0	0
Reclassification adjustments on change in value of time value of options, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of time value of options	0	0	0	0
Change in value of forward elements of forward contracts [abstract]
Gains (losses) on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Reclassification adjustments on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of forward elements of	0	0	0	0

14 of 65

AMERICA MOVIL, S.A.B. DE C.V.	Consolidated
Ticker:	AMX	Quarter:	2	Year:	2025

Concept	Accumulated Current Year 2025-01-01 - 2025-06-30	Accumulated Previous Year 2024-01-01 - 2024-06-30	Quarter Current Year 2025-04-01 - 2025-06-30	Quarter Previous Year 2024-04-01 - 2024-06-30
forward contracts
Change in value of foreign currency basis spreads [abstract]
Gains (losses) on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Reclassification adjustments on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of foreign currency basis spreads	0	0	0	0
Financial assets measured at fair value through other comprehensive income [abstract]
Gains (losses) on financial assets measured at fair value through other comprehensive income, net of tax	0	0	0	0
Reclassification adjustments on financial assets measured at fair value through other comprehensive income, net of tax	0	0	0	0
Amounts removed from equity and adjusted against fair value of financial assets on reclassification out of fair value through other comprehensive income measurement category, net of tax	0	0	0	0
Other comprehensive income, net of tax, financial assets measured at fair value through other comprehensive income	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss, net of tax	0	0	0	0
Total other comprehensive income that will be reclassified to profit or loss, net of tax	4,322,497,000	22,913,810,000	(19,457,929,000)	29,472,820,000
Total other comprehensive income	12,214,001,000	27,399,478,000	(16,332,391,000)	34,191,160,000
Total comprehensive income	55,549,578,000	41,583,341,000	7,289,881,000	34,067,150,000
Comprehensive income attributable to [abstract]
Comprehensive income, attributable to owners of parent	50,071,999,000	37,129,353,000	4,984,119,000	28,830,597,000
Comprehensive income, attributable to non-controlling interests	5,477,579,000	4,453,988,000	2,305,762,000	5,236,553,000

15 of 65

AMERICA MOVIL, S.A.B. DE C.V.	Consolidated
Ticker:	AMX	Quarter:	2	Year:	2025

[520000] Statement of cash flows, indirect method

Concept	Accumulated Current Year 2025-01-01 - 2025-06-30	Accumulated Previous Year 2024-01-01 - 2024-06-30
Statement of cash flows [abstract]
Cash flows from (used in) operating activities [abstract]
Profit (loss)	43,335,577,000	14,183,863,000
Adjustments to reconcile profit (loss) [abstract]
+ Discontinued operations	0	0
+ Adjustments for income tax expense	27,713,607,000	15,438,979,000
+ (-) Adjustments for finance costs	7,850,553,000	42,317,160,000
+ Adjustments for depreciation and amortisation expense	91,305,527,000	77,432,004,000
+ Adjustments for impairment loss (reversal of impairment loss) recognised in profit or loss	0	0
+ Adjustments for provisions	12,965,224,000	10,026,659,000
+ (-) Adjustments for unrealised foreign exchange losses (gains)	0	0
+ Adjustments for share-based payments	0	0
+ (-) Adjustments for fair value losses (gains)	0	0
- Adjustments for undistributed profits of associates	0	0
+ (-) Adjustments for losses (gains) on disposal of non-current assets	159,669,000	111,510,000
	(65,817,000)	2,725,088,000
+ (-) Adjustments for decrease (increase) in inventories	(2,460,645,000)	(3,749,667,000)
+ (-) Adjustments for decrease (increase) in trade accounts receivable	(16,149,061,000)	(6,879,597,000)
+ (-) Adjustments for decrease (increase) in other operating receivables	(11,487,014,000)	(12,736,952,000)
+ (-) Adjustments for increase (decrease) in trade accounts payable	(7,385,037,000)	(7,766,850,000)
+ (-) Adjustments for increase (decrease) in other operating payables	(6,378,755,000)	(20,731,684,000)
+ Other adjustments for non-cash items	0	0
+ Other adjustments for which cash effects are investing or financing cash flow	0	0
+ Straight-line rent adjustment	0	0
+ Amortization of lease fees	0	0
+ Setting property values	0	0
+ (-) Other adjustments to reconcile profit (loss)	0	0
+ (-) Total adjustments to reconcile profit (loss)	96,068,251,000	96,186,650,000
Net cash flows from (used in) operations	139,403,828,000	110,370,513,000
- Dividends paid	0	0
	0	0
- Interest paid	0	0
+ Interest received	1,306,416,000	2,123,818,000
+ (-) Income taxes refund (paid)	29,506,571,000	21,613,000,000
+ (-) Other inflows (outflows) of cash	0	0
Net cash flows from (used in) operating activities	111,203,673,000	90,881,331,000
Cash flows from (used in) investing activities [abstract]
+ Cash flows from losing control of subsidiaries or other businesses	0	0
- Cash flows used in obtaining control of subsidiaries or other businesses	178,939,000	0
+ Other cash receipts from sales of equity or debt instruments of other entities	0	0
- Other cash payments to acquire equity or debt instruments of other entities	420,590,000	7,724,000
+ Other cash receipts from sales of interests in joint ventures	0	0
- Other cash payments to acquire interests in joint ventures	0	0
+ Proceeds from sales of property, plant and equipment	154,726,000	173,796,000
- Purchase of property, plant and equipment	48,306,687,000	48,298,505,000
+ Proceeds from sales of intangible assets	0	0
- Purchase of intangible assets	6,611,930,000	7,909,424,000
+ Proceeds from sales of other long-term assets	0	0
- Purchase of other long-term assets	0	0

16 of 65

AMERICA MOVIL, S.A.B. DE C.V.	Consolidated
Ticker:	AMX	Quarter:	2	Year:	2025

Concept	Accumulated Current Year 2025-01-01 - 2025-06-30	Accumulated Previous Year 2024-01-01 - 2024-06-30
+ Proceeds from government grants	0	0
- Cash advances and loans made to other parties	0	0
+ Cash receipts from repayment of advances and loans made to other parties	0	0
- Cash payments for futures contracts, forward contracts, option contracts and swap contracts	(3,766,279,000)	1,092,158,000
+ Cash receipts from futures contracts, forward contracts, option contracts and swap contracts	0	0
+ Dividends received	1,546,072,000	1,213,540,000
- Interest paid	0	0
+ Interest received	0	0
	0	0
+ (-) Other inflows (outflows) of cash	(1,167,002,000)	(6,724,752,000)
Net cash flows from (used in) investing activities	(51,218,071,000)	(62,645,227,000)
Cash flows from (used in) financing activities [abstract]
+ Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
- Payments from changes in ownership interests in subsidiaries that do not result in loss of control	238,566,000	1,571,662,000
+ Proceeds from issuing shares	0	0
+ Proceeds from issuing other equity instruments	0	0
- Payments to acquire or redeem entity's shares	8,654,375,000	12,535,774,000
- Payments of other equity instruments	0	0
+ Proceeds from borrowings	94,531,705,000	153,851,733,000
- Repayments of borrowings	92,040,113,000	127,710,133,000
- Payments of finance lease liabilities	0	0
- Payments of lease liabilities	25,992,817,000	21,830,255,000
+ Proceeds from government grants	0	0
- Dividends paid	2,299,230,000	18,558,000
- Interest paid	16,236,922,000	13,786,146,000
+ (-) Income taxes refund (paid)	0	0
+ (-) Other inflows (outflows) of cash	0	0
Net cash flows from (used in) financing activities	(50,930,318,000)	(23,600,795,000)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	9,055,284,000	4,635,309,000
Effect of exchange rate changes on cash and cash equivalents [abstract]
Effect of exchange rate changes on cash and cash equivalents	(62,243,000)	53,569,000
Net increase (decrease) in cash and cash equivalents	8,993,041,000	4,688,878,000
Cash and cash equivalents at beginning of period	36,652,098,000	26,597,773,000
Cash and cash equivalents at end of period	45,645,139,000	31,286,651,000

17 of 65

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenue in a given period to the average number of wireless subscribers in the same period.

Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin	The ratio of EBIT to total operating revenue.

EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDAaL	Earnings Before Interest, Taxes, Depreciation, and Amortization. Adjusted after lease payments.

EBITDA margin	The ratio of EBITDA to total operating revenue.

EPS (Mexican pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.

Gross additions	Total number of subscribers acquired during the period.

Licensed pops	Licensed population. Population covered by the licenses that each of the companies manage.
Content

Highlights

Relevant
events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America
and The
Caribbean

Austria and
Eastern
Europe

Currency
Exchange
Rates

Appendix

Glossary

Glossary of Terms

Market share	A company’s subscribers base divided by the total number of subscribers in that country.

MBOU	Megabytes of Use per subscriber. The ratio of wireless data in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections

Net debt	Total short and long term debt minus cash and marketable securities.

Net debt/ EBITDA	The ratio of total short and long-term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid	Subscriber that may recharge a mobile phone. The client does not hold a contract with the company.

Postpaid	Subscriber that has a contract for the use of voice and data, mobile WiFi routers and machine-to-machine devices.

SAC
Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation.
Handset subsidy is calculated as the difference between equipment cost and equipment revenue.

Wireless penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.
Content

Highlights

Relevant
events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America
and The
Caribbean

Austria and
Eastern
Europe

Currency
Exchange
Rates

Appendix

Glossary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2025

AMÉRICA MÓVIL, S.A.B. DE C.V.

	By:	/s/Carlos José García Moreno Elizondo

	Name:	Carlos José García Moreno Elizondo

	Title:	Chief Financial Officer